RocketFuel Blockchain, Inc.

201 Spear Street, Suite 1100

San Francisco, CA 94105

(424) 256-8560 ● (310) 388-0582 (fax)

Bennett J. Yankowitz

Chief Financial Officer

b.yankowitz@rocketfuel.inc

April 9, 2024

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Comment Letter dated January 18, 2024

Ladies and Gentlemen:

This letter responds to the comments made to RocketFuel Blockchain, Inc. (“we” or the “Company”) in your letter of January 18. 2024 regarding the Company’s Annual Report on Form 10-K filed with the Commission on August 21, 2023 (the “10-K”) and the Company’s Quarterly Report on Form 10-Q filed with the Commission on October 16, 2023 (the “10-Q”). The numbered paragraphs below correspond to the numbered comments in your letter. Please refer to our previous letter dated February 27, 2024 for responses to the paragraphs not addressed in this letter.

7. The following is a tabular presentation of revenues as requested; we use the following six subcategories instead of the four categories you set forth:

Item	Amount
Exchange Fee Income (gain on crypto transactions)	3,414.24
Fee Income	24,529.09
Recurring Fee Income	396.00
Services (Software Development)	105,350.00
Transaction Fee Income	65,447.88
Transaction Shopper Fee Income	4,062.27
Revenues	203,199.48

As to the disclosure in MD&A, page 25, we will revise it to correspond with the above.

9. U.S. Transactions. In the U.S. we primarily settle transactions on our eCommerce platform via a business account on Coinbase. As discussed in our previous responses, our software converts the shopper’s crypto payment into fiat currency, which is then held in our Coinbase account and settled in fiat to the merchant, usually on a daily basis. We have entered into an Institutional Client Agreement, a Prime Broker Agreement and a Custody Custodial Services Agreement with Coinbase, Inc. on their standard form. Under the latter, Coinbase Custody Trust Company, LLC (“Coinbase Custody”) provides us a custodial account for our digital assets. Coinbase Custody is a fiduciary under § 100 of the New York Banking Law and a qualified custodian for purposes of Rule 206(4)-2(d)(6) under the Investment Advisers Act of 1940, as amended, and is licensed to custody our digital assets in trust on our behalf. We have also entered into a Technology Services Agreement with Fortress Blockchain Technologies, Inc. to provide similar services. Please note that while Fortress has recently discontinued some services related to fiat payments, they are still providing us with custodial services for stablecoins.

EU Transactions. Our Danish subsidiary is licensed by the Danish Financial Authority as a Virtual Assets Services Provider (“VASP”), and is accordingly permitted to engage in various crypto services in the EU, including our B2B cross-border solution allowing businesses located in the EU to send cross-border payments to themselves and their affiliates and subsidiaries using stablecoins. Our subsidiary processes these transactions through a bank account at FinXP Bank in Malta, after converting the customers’ stablecoins to Euros through an account with the Krakken exchange. We also have an agreement with Nuvei Limited to provide shoppers with our merchant customers the possibility to pay online and, in the case of credit or debit cards, through what are commonly called card-not-present transactions.

You stated: “Tell us how you considered whether you have a safeguarding obligation and provide us a detailed analysis, including contextual citation to authoritative guidance, that supports your determination. This analysis should include how you considered the regulatory, technological and legal risks and loss exposure associated with safeguarding crypto assets.”

In Staff Accounting Bulletin No. 121, the staff of the Division of Corporation Finance and the Office of the Chief Accountant added Section FF to Topic 5 of the Staff Accounting Bulletin Series to provide interpretive guidance for entities to consider when they have obligations to safeguard crypto-assets held for their platform users. As discussed above, for all of our various products, crypto assets of our merchant customers and their shoppers are held at various entities that provide custodial services, such as Fortress and Coinbase. Unlike the situations discussed in the SAB, in all of our arrangements, we do not hold cryptographic key information or have any access to such information. These services also provide us other custody services, including security and safeguarding of crypto assets and internal recordkeeping. We can access the records of crypto assets being held by these services through a platform interface, but we have no access to the keys. Accordingly, we believe that the disclosure in our current risk factors, as modified by our responses to the staff’s comments, are sufficient.

13. As stated in MD&A on page 17, no research and development expenditures for the quarter were capitalized. The disclosure in Note 4 will be revised to reflect this.

14. We streamlined our technology platform by automating a number of functions that enabled us to improve accuracy and to reduce the number of worker hours necessary to operate the platform, resulting in a reduction of our staff in India and the costs associated therewith. Processing fees with Coinbase and other services were reduced primarily due to volume reductions in rate that we were able to achieve.

Please let me know if you have any additional questions.

Sincerely,

/s/ Bennett J. Yankowitz
Bennett J. Yankowitz
Chief Financial Officer